Dreyfus Founders Funds, Inc.
File No. 811-1018
Form N-SAR
Item 77.D.

Policies With Respect to Securities Investments

During the six months ended June 30, 2004, the Board of Directors of Dreyfus Founders Funds, Inc. (the "Registrant") approved the repeal of the following two non-fundamental investment restrictions applicable to each of its series portfolios (each, a "Fund"):

      No Fund may:

      o With the exception of investments in obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, and investments in affiliated money market funds as described under "Investment Strategies and Risks - Securities of Other Investment Companies," purchase the securities of any issuer if, as a result, more than 5% of its total assets would be invested in the securities of that issuer; and

      o With the exception of investments in affiliated money market funds as described under "Investment Strategies and Risks - Securities of Other Investment Companies," purchase the securities of any issuer if such purchase would cause the Fund to hold more than 10% of the outstanding voting securities of such issuer.

However, all of the Registrant's series Funds continue to be diversified portfolios. This means that, with respect to at least 75% of a Fund's total assets, the Fund will not invest more than 5% of its total assets in the securities of any single issuer nor hold more than 10% of the outstanding voting securities of any single issuer (other than, in each case, securities of other investment companies, and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities).